EXHIBIT (12)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Twelve Months Ended September 30, 2004

Income before provision for income taxes and fixed charges (Note A)	$66,544,094

Fixed charges:
Interest on first mortgage bonds and secured debt	$10,790,269
Amortization of debt discount and expense less premium	1,947,945
Interest on short-term debt	159,795
Interest on unsecured long-term debt	11,967,296
Interest on note payable to securitization trust	3,187,500
Interest on trust preferred distributions by subsidiary holding solely parent debentures	1,062,500
Other interest	349,643
Rental expense representative of an interest factor (Note B)	28,877

Total fixed charges	$29,493,825

Ratio of earnings to fixed charges	2.26	x

NOTE A:

For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes, minority interest and by the sum of fixed charges as shown above.

NOTE B:	One-third of rental expense (which approximates the interest factor).